                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                     ---------------------------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          CENTURY PROPERTIES FUND XVIII
                       (Name of Subject Company (Issuer))


                        AIMCO PROPERTIES, L.P. -- OFFEROR
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)


                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:

                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation(*)                         Amount of Filing Fee
--------------------------------------------------------------------------------
$1,529,682                                       $141.00
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(*)      For purposes of calculating the fee only. This amount assumes the purchase of 34,765.50 units of limited partnership interest of Century Properties Fund XVIII for $44.00. Pursuant to Rule 0-11 under the Exchange Act of 1934, the filing fee equals $92 per $1,000,000 (prorated for amounts less than $1,000,000). The filing fee is calculated by multiplying the aggregate offering amount by .000092.

[ ]      Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   __________                  Filing Party:   __________

Form or Registration No.:  __________                 Date Filed:    ___________

[ ]      Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.      [ ] going-private transaction subject to Rule 13e-3.

[ ] issuer tender offer subject to Rule 13e-4.           [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This Tender Offer Statement on Schedule TO relates to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase outstanding units of limited partnership interest of Century Properties Fund XVIII, a California limited partnership, at a price of $44.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated May 7, 2002, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits 1, 2 and 3, respectively.

         The information in Exhibits 1-3, 5 and 6 is incorporated in this Schedule TO by reference in answer to items 1 through 11 of Schedule TO.

         Neither AIMCO Properties, L.P. nor any of the people or entities listed on Annex I to the Offer to Purchase has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was, during the last five years, a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

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Item 12. Exhibits.

1        Offer to Purchase limited partnership units of Century Properties Fund
         XVIII, dated May 7, 2002.

2        Letter of Transmittal and related instructions, dated May 7, 2002
         (included as Annex II to the Offer to Purchase attached as Exhibit
         (1)(a)).

3        Acknowledgement and Agreement, dated May 7, 2002.

4 Letter, dated May 7, 2002, from AIMCO Properties, L.P., to the limited partners of Century Properties Fund XVIII.

5        Third Amended and Restated Credit Agreement (Secured Revolving Credit
         Facility), dated as of November 6, 2001, by and among AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of
         America, N.A., Fleet National Bank, and First Union National Bank.
         (Exhibit 10.1 to AIMCO Properties, L.P.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed on November 14, 2001, is incorporated herein by this reference).

6        Annual Report of AIMCO Properties, L.P. for the year ended December 31,
         2001 filed on Form 10-K405 on April 1, 2002, is incorporated herein by this reference.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2002
                                         AIMCO PROPERTIES, L.P.

                                         By: AIMCO-GP, INC.
                                              (General Partner)



                                         By: /s/  Patrick J. Foye
                                             -----------------------------------
                                             Executive Vice President


                                         AIMCO-GP, INC.


                                         By: /s/  Patrick J. Foye
                                             -----------------------------------
                                             Executive Vice President


                                         APARTMENT INVESTMENT
                                         AND MANAGEMENT COMPANY


                                         By: /s/  Patrick J. Foye
                                             -----------------------------------
                                             Executive Vice President

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------
1                 Offer to Purchase limited partnership units of Century
                  Properties Fund XVIII, dated May 7, 2002.

2 Letter of Transmittal and related instructions, dated May 7, 2002 (included as Annex II to the Offer to Purchase attached as Exhibit (1)(a)).

3                 Acknowledgement and Agreement, dated May 7, 2002.

4 Letter, dated May 7, 2002, from AIMCO Properties, L.P., to the limited partners of Century Properties Fund XVIII.

5                 Third Amended and Restated Credit Agreement (Secured Revolving
                  Credit Facility), dated as of November 6, 2001, by and among AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP
                  Management Company, Bank of America, N.A., Fleet National
                  Bank, and First Union National Bank. (Exhibit 10.1 to AIMCO
                  Properties, L.P.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed on November 14, 2001, is incorporated herein by this reference).

6                 Annual Report of AIMCO Properties, L.P. for the year ended
                  December 31, 2001 filed on Form 10-K405 on April 1, 2002, is incorporated herein by this reference.